Guskin Gold Corp. 4500 Great America Parkway, Suite 100 Santa Clara, CA 95054 USA Tel: (408) 766-1511 www.guskingold.com

February 12, 2021

Anuja A. Majmudar

Attorney-Adviser

Office of Energy & Transportation

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: GUSKIN GOLD CORP.
Registration Statement on Form S-1
Filed January 25, 2021
File No. 333-252375

Dear Ms. Majmudar:

Guskin Gold Corp., a Nevada corporation (the “Company”), has received and reviewed your letter pertaining to the Company’s Registration of Form S-1 (the “Registration Statement”) filed on January 25, 2021, with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system, the following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 8, 2021.

Registration Statement on Form S-1 filed January 25, 2021 Cover Page

1.        You disclose here that your common stock is currently quoted on the OTCBB. However, as disclosed elsewhere, we note that your common stock is quoted on the OTC Pink Market Place. Please revise your disclosure to remove references to quotation on the OTCBB and clarify that your common stock is quoted on the OTC Pink. In addition, you disclose that the selling stockholders may sell common stock at prices established on the Over-the-Counter Bulletin Board or as negotiated in private transactions. Please note that the Pink Open Market is not an established public trading market into which a selling stockholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling shareholder will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.

RESPONSE: We have amended the filing, in its entirety, in accordance with the foregoing comment.

CONCLUSION

In connection with the Company’s responding to the comments set forth in the February 8, 2021, letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Naana Aasante
By:	Naana Assante
Title:	Principal Executive Officer & Principal Financial Officer